YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

March 15, 2011

Emailed to dcaoletters@sec.gov

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Office of Chief Accountant

Re:	YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.)
Request for Waiver of Rules 8-04 and 8-05 of Regulation S-X

To Whom It May Concern:

Pursuant to our discussion with Sharon Virga of Assistant Director Office No. 11 regarding comment number 5 of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter to YOU On Demand Holdings, Inc. (the “Company”) dated February 24, 2011, we hereby request a waiver regarding the requirement to file the financial statements of Sinotop Group Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.

To clarify our prior response, the Company uses Sinotop Group Limited (“Sinotop”), a Chinese entity, as a shell company to conduct certain operations in the People’s Republic of China (“PRC”).  This kind of arrangement is customary in the PRC and its existence is a result of the PRC foreign investment laws.  At the time that we purchased Sinotop, it had never conducted any operations or had any liabilities and, at present, continues to have no operations or liabilities..  Furthermore, the only assets of Sinotop were, as of the Company’s purchase of Sinotop, and are currently, certain charter documents, cooperation agreements and non-compete agreements, which were appraised by an independent 3rd party to have an aggregate intangible asset value of US$8.8 million.

Accordingly, we believe that the costs associated with preparation of audited financial statements of Sinotop and pro forma financial information for an entity with no historical operations and which possesses only the intangible assets described above would be unnecessarily burdensome and would not add transparency to the financial operations and position of the Company.

For the reasons explained above, we hereby request a waiver of the requirement to file the financial statements of Sinotop Group Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information as required by Rule 8-05 of Regulation S-X.  Please advise if further information is needed to process this waiver request.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer